EXHIBIT 3.1
Certificate of Incorporation of World Wise Technologies, Inc.

Articles of Incorporation

Name of Corporation	World Wise Technologies, Inc.
Resident Agent Name and Street Address:	Resident Agents of Nevada, Inc. 711 S. Carson Street, Ste 4 Carson City, Nevada 89701
Shares: Names & Addresses of Board of Directors/Trustees:	Number of shares with par value: 100,000,000 Par value: $.001 Number of shares without par value: 0 Dwight Alan Teegardin 711 S. Carson Street, Ste 4 Carson City, Nevada 89701
Purposes:	Any lawful purpose as further described in the attachment hereto.
Names, Address and Signature of Incorporator	Sandra Miller 711 S. Carson Street, Ste 4 Carson City, Nevada 89701 /s/ Sandra Miller
Certificate of Acceptance of Appointment of Resident Agent:	/s/Sandra Miller 10/06/2004